Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Oclaro, Inc.

Commission File No.: 000-30684

Raw Transcript

12-Mar-2018

Lumentum Holdings Inc. (LITE)

Acquisition of Oclaro, Inc. by Lumentum Holdings Inc. Call

Total Pages: 20
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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

CORPORATE PARTICIPANTS

Chris Coldren Vice President, Strategy & Corporate Development, Lumentum Holdings Inc.	Gregory P. Dougherty Chief Executive Officer & Director, Oclaro, Inc.

Alan S. Lowe President, Chief Executive Officer & Director, Lumentum Holdings Inc.	Aaron Tachibana Chief Financial Officer, Lumentum Holdings, Inc.

OTHER PARTICIPANTS

James Kisner Analyst, Loop Capital Markets LLC	Meta A. Marshall Analyst, Morgan Stanley & Co. LLC

Patrick Michael Newton Analyst, Stifel, Nicolaus & Co., Inc.	Tejas Venkatesh Analyst, UBS Securities LLC

Troy D. Jensen Analyst, Piper Jaffray & Co.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning my name is Sharon and I will be your conference operator today. At this time I would like to welcome everyone to the Lumentum announcement to acquire Oclaro conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question-and-answer session. [Operator Instructions] Thank you. Chris Coldren, the Vice President of Strategy and Corporate Development, you may begin your conference.

Chris Coldren

Vice President, Strategy & Corporate Development, Lumentum Holdings Inc.

Thank you Sharon. Welcome to our call to discuss this morning’s announcement that Lumentum is to acquire Oclaro. This is Chris Coldren, Lumentum’s Vice President of Strategy and Corporate Development. Joining me on today’s call are Lumentum’s President and Chief Executive Officer, Alan Lowe; Lumentum’s Chief Financial Officer, Aaron Tachibana; and Oclaro’s Chief Executive Officer, Greg Dougherty.

Please note this call will include forward-looking statements, including statements regarding our expectations regarding the acquisition, including expected synergies, financial and operating results and expectations regarding accretion time to close, strategies of the combined company and benefits to customers and the markets in which we operate. These statements are subject to risk and uncertainties that could cause the actual results to differ materially from our current

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

expectations. We encourage you to review our most recent filings with the SEC, particularly the risk factors described in our quarterly report on Form 10-Q for the quarter ended December 30, 2017 which was filed with the SEC on February 6, 2018 and those in the S-4 to be filed by Lumentum with the SEC at a future date and in the documents which are incorporated by reference therein.

The forward-looking statements we provide during this call, including projections for future performance, are based on our reasonable beliefs and expectations as of today. Lumentum undertakes no obligation to update these statements except as required by applicable law.

A recording of today’s call will be available by 11:30 a.m. Pacific Time this morning on our website. Also in the Investor Relations section of our website is a presentation that accompanies today’s call. For those following along with the presentation posted to our website, please turn to page 4.

Now, I would like to turn the call over to Alan.

Alan S. Lowe

President, Chief Executive Officer & Director, Lumentum Holdings Inc.

Thank you, Chris. Good morning, everyone, and thank you for joining us on such short notice. Today is a very exciting day for Lumentum. Earlier this morning, Lumentum and Oclaro announced the signing of a definitive agreement unanimously approved by both companies’ boards of directors under which Lumentum will acquire all outstanding Oclaro shares in a cash and stock transaction. I believe this transaction will create strong long-term value for Lumentum shareholders and is good for customers and employees.

The combination accelerates our strategy, strengthens our portfolio and positions us very well for the future needs of our customers. Combined, we will be an industry leader in telecom transmission and transport as well as 3D sensing. The combined team’s talent and scale, particularly in R&D combined with the deep intellectual property and experience at the photonic chip level, will increase the pace of innovation and accelerate the development of new products our customers desire.

This day has been a long time coming. Less than three years ago Lumentum became an independent standalone public company. One of the major motivations in becoming a standalone company was to be able to engage in transactions like we announced today.

Over the past three years, we’ve been very busy with our organic business between the sharp increase in optical communications demand that started in late calendar 2015 and the dramatic volume ramp in 3D sensing, in calendar 2017. Execution on major M&A had to wait. Once we proved our ability to execute on 3D sensing ramp last fall, we were able to shift our focus to accelerating our company strategy through M&A.

We performed an extensive strategic review of the markets in which we participate and the landscape of potential acquisition opportunities. We also evaluated key technologies including silicon, photonics and indium phosphate photonic integrated circuits. This review process caused us to focus on Oclaro due to its best-in-class capabilities, especially at the indium phosphate chip level, outstanding track record of execution and alignment with our strategy.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

I’m very happy to be here today with Greg Dougherty, Oclaro’s CEO. He and I started to get to know each other around the time that Lumentum became a standalone company. Oclaro had begun to see the impact of their turnaround plan and the Oclaro team showed they could execute well. We stayed in touch over the past few years and through our discussions, it became clear that the potential of our two companies combined could surpass what each of us could do individually. So here we are. Greg, I am very happy to be sitting here with you today. Please give us your thoughts on our announcement this morning.

Gregory P. Dougherty

Chief Executive Officer & Director, Oclaro, Inc.

Thanks, Alan. Good morning. Good morning, everyone. This is also an incredibly exciting day for Oclaro. As Alan alluded to, the Oclaro team has done a tremendous job in transforming our business over the past five years. We’ve developed an incredible portfolio of industry leading products and an operation that has delivered sustainable gross margins and profits. At the heart of Oclaro’s strategy and our vision for the future is delivering high volumes of products based on differentiated photonic chip technologies into various growing end markets. I strongly believe the combination of Lumentum with Oclaro accelerates this vision and creates tremendous opportunities for all of our stakeholders, including employees, customers and shareholders.

For Oclaro employees, the scale of the combined company will present new and exciting career opportunities and more chances to create industry-leading products and technology. The combined portfolio of market leading products based on gallium arsenide, indium phosphide and lithium-niobate chips addresses the needs of all of the major optical component customers. The two companies have a very similar highly customer focused engineering driven culture that values customer partnership, innovation and execution.

I’m very proud of what the Oclaro team has accomplished in building the company into one of the market leaders. We are looking forward to joining the talented team at Lumentum to be the number one company in the fiber optics marketplace. For our shareholders, the implied value of the consideration represents a meaningful upfront premium to our recent share price. In addition to the cash component at closing, Oclaro shareholders will receive approximately half of their consideration in the stock of a combined company that is now much better positioned to drive long-term shareholder value than if the companies had both remained independent.

This is a very good combination for both companies and the industry and it has a very good leader in Alan. Back to you, Alan.

Alan S. Lowe

President, Chief Executive Officer & Director, Lumentum Holdings Inc.

Thank you, Greg. I would like to walk through some of the details of the transaction and its industrial logic. For those following along with the slides we posted on our website, please turn to slide number 5. Lumentum is focused on using our photonics technology to accelerate the speed and scale of cloud, networking, advanced manufacturing and 3D sensing applications. Each of these markets is expected to drive strong demand for photonics products of ever increasing performance and complexity.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Our strategy to win in these markets is to leverage our broad technology, resources and manufacturing capabilities across each of these growing markets, invest in and quickly ramp the best products and focus on close relationships with market leading customers, enabling them to win. Our mission is to be our customers’ partners – partner of choice for photonics products.

Turning to slide number 6. Joining the forces with Oclaro is highly aligned with our strategy. Our telecom businesses are very complementary and combining them drives scale, enhanced customer relevance along with the ability to invest more in longer term and more fundamental technologies especially at the chip level. Our combined R&D capability will have unparalleled scale, breadth of fundamental chip technology and engineering talent. This will allow us to accelerate the diving – excuse me, this will accelerate – this will allow us to accelerate into – I’m sorry.

Got it. This was – this will allow us to accelerate the development of our products and technologies that our customers want and need. For example the transaction frees up difficult to hire R&D and manufacturing resources to develop and introduce next generation 3D sensing customer programs. Given that we’re focused on similar customers, geographies and manufacturing capabilities and purchase the same types of raw materials, we have a strong expense synergy in combining. We believe these will be in excess of $60 million per year within 12 months to 24 months from the close of the transaction.

The combination of scale, differentiated products, strong customer focus and partnership along with these expense synergies will create a sustainable best-in-class financial model and long-term shareholder value.

Turning to slide 7. In combining with Oclaro’s – in combining with Oclaro, Lumentum’s revenue will be more diversified both at the company level and within the telecom segment. This diversification is in terms of customers and product mix. With a – with the success Lumentum is achieving in the 3D sensing business a revenue mix has shifted toward a concentrated, but growing base of 3D sensing products and customers. We believe we’re well-positioned to continue to win in the rapidly growing 3D sensing market.

We are big believers that our optical communications business can achieve operating margins consistent with recent company levels and consistent with those in our industrial and consumer laser business lines. Combining with Oclaro diversifies our standalone revenue mix while adding highly profitable optical communications business lines consistent with our long-term goals.

Diving into the telecom mix a little deeper. Lumentum is a leader in telecom transport components, modules and subsystems. Telecom transport products include ROADMs, pump lasers, optical amplifiers and submarine products. Telecom transmission includes 100G and above coherent components and modules such as Oclaro’s leading CFP2-ACO products. Lumentum standalone, standalone telecom revenue mix over the past two quarters has been approximately 75% transport and 25% transmission. With the success we’re having on winning new business in the telecom transport market, we expect the bias in our standalone revenue mix will continue to shift toward transport.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

The overall telecom market mix is more balanced with a little more transmissions in transport. Oclaro’s telecom business is 100% transmission and in combining, balances of our portfolio with a mix more reflective of the overall telecom market. The combined company will be a strong leader in telecom transmission and telecom transport.

Now turning to Slide 8. Central to the industrial logic of the combination and Lumentum’s strategy is leadership at the photonic chip level. Photonic chips are at the core of nearly all of our products and fundamentally drive performance and product differentiation.

Both Oclaro and Lumentum’s DNA include several decades of experience in the key materials and device types used in photonic chips used in our products. Both companies bring irreplaceable experience, fundamental knowhow and difficult to find talent to the combined company. Photonic chips including high performance lasers and photonic integrated circuits are very challenging to design and fabricate in our respective success leverages our experience basis.

Turning to slide 9, this transaction offers benefits to key stakeholders. For customers they will have a supplier that has a stronger and broader portfolio. They will benefit from the roadmap acceleration and new product innovation. Employees will work for a larger, stronger and more innovative company that offers more career opportunities.

And for shareholders we believe the combination will create a sustainable best-in-class financial model with a balanced revenue mix across its portfolio – across its products and served markets.

In our past earnings calls I’ve highlighted significant long-term trends that make the world increasingly dependent on photonic solutions. These trends make the markets in which we participate attractive over the long-term. In this presentation I’ve detailed the industrial logic of combining with Oclaro and how this – how this is a logical next step to accelerate our strategy and create long-term shareholder value. I’m very excited about this combination. I would like to thank Greg and his executive team for their leadership and partnership in getting this transaction to this stage.

I will now hand it over to Aaron for more details on the financial aspects of the transaction.

Aaron Tachibana

Chief Financial Officer, Lumentum Holdings Inc.

Thank you, Alan. Good morning, everyone. Please turn to page 10 of the presentation. The combined company without synergies on a pro-forma basis would have had approximately $1.7 billion in revenues at 39% non-GAAP gross margin, and 19% non-GAAP operating margin over the last 12 months. As Alan highlighted earlier, given the complementary nature of our businesses, we expect more than $60 million of annual run rate synergies within the first 12 months to 24 months after the closing of the transaction. Over the longer run, we are targeting higher gross margins for the combination due to COGS expense synergy and new product differentiation resulting from the combined company’s innovation engine. We expect to continue to invest strongly in R&D given the market opportunities they had for the company. The scale of the combined company drives down the relative SG&A expense to revenue percentage given the complimentary nature of the two businesses. The transaction is expected to be accretive to non-GAAP earnings per share immediately at closing.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Now please turn to slide 11. The total transaction consideration is approximately $1.8 billion consisting of approximately 56% cash and 44% Lumentum stock. Oclaro shareholders will own approximately 16% of the combined company and will receive $5.60 in cash for each share of Oclaro common stock and 0.0636 shares of Lumentum stock for each share of Oclaro common stock. The cash consideration will be funded by a combination of cash from the combined company balance sheet and a new Term Loan B credit facility, the details of which are on the next slide.

The transaction is subject to the approval of Oclaro shareholders and customary regulatory approval. The timing of close is subject to customary closing condition and is expected to be in the second half of 2018.

The next page includes financing for this transaction. We will borrow $550 million under a senior secured term loan B facility, and it will be available at the time of close. Post-financing, Lumentum will have $1 billion of outstanding debt and net debt position of $500 million and the total leverage ratio of 2.1 times EBITDA, including approximately $60 million of synergy.

Now, I will turn the call back over to Chris to begin the Q&A session.

Chris Coldren

Vice President, Strategy & Corporate Development, Lumentum Holdings Inc.

Thank you, Aaron. I would like to ask everyone to limit discussion to one question and one follow-up. Sharon, let’s begin the question-and-answer session.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from Joseph Wolf from Barclays.

Your line is open.

Q

Thank you. I guess from a historical context then, those of us with some grey hair or any hair left since the original JDSU-SDL merger which was similar to this in terms of scale, scope, and opportunity set, can we just get some historical perspective of where you think the industry is, how this one will be a little bit different? I know Greg, you were there back then and maybe we just – we can put this into some context.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

A

I think Greg has the least amount of hair [indiscernible] (00:19:13). Well, one thing that’s different is I had hair back then, but I ...

Q

We are in the same camp there.

A

Yes. So Joseph, I think one thing that’s very different at the time of that acquisition, it was the acquisition frenzy and it was a bunch of companies that had been bolted on together. Here we’re putting together two highly integrated companies, two very healthy companies and streamlined operations with complementary technologies. The Lumentum team’s strength in transport, the Oclaro team’s with strength in the coherent components combining, this can offer customers better complete solutions. And I think, you’ll find that integration wins when you put these companies together and bolt-ons don’t and that was a big part of the struggle in the early days post those mergers particularly when that bubble burst. I don’t know you want to add anything or...

A

No, I think that captures and I think that the complementary nature of products and alignment on cultural focus on customers and innovation really makes this a winner.

Q

So I guess just as a follow-on, and that’s what it sounds like, when you talk about synergies and you talk about the complementary nature, does that mean we should expect very little in terms of layoffs and an overlap and much more in terms of the SG&A and the scaling that we’re talking about with the same customer base but a broader product portfolio? How should we be thinking about where the $60 million comes from and how long that would take.

A

Aaron Tachibana

Chief Financial Officer, Lumentum Holdings Inc.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Yeah, so Joseph this is Aaron. In terms of what we’re prepared to disclose today, this is our high level estimates at this point in time. As we go forward here prior to closing, we’re going to be detailing out a little bit further and we’ll provide a little more color before we close.

Q

Okay. Thank you.

A

Thank you.

Operator: Your next question comes from James Kisner from Loop Capital. Your line is open.

Q

James Kisner

Analyst, Loop Capital Markets LLC

Okay. Just, first a housekeeping can you tell us we’re going anticipating [indiscernible] and separately could you talked where you have the most overlap in market share, for example I understand you guys are both have leadership positions in the modulator business both have leadership positions in the modulator business [indiscernible] (00:21:41) combined market share is and sort of your highest market areas and of course wonder about the potential for revenue synergies and any of those originally might overlap? Thanks.

A

Yeah. I think the focus of the acquisition is more of the complementary nature and what – how we can bring a broad portfolio to our customers and the strength we have particularly on the transport ROADMs, ROADM line cards, amplifiers, pumps and in the complementary nature of what the Oclaro team brings on coherent components modules and the overall transmission market. So I think that’s really the motivation that we see with respect to the combination.

Q

I mean do you have a general estimate of the market share you each have in modulators for example? I think it’s probably your highest area of overlap?

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

A

I don’t think we’re prepared to discuss that at this time. I think, again the industrial logic was more around the complementary nature of the two companies as opposed to any market share discussion.

Q

Okay. I guess, just a follow up. Do you guys have an estimate of the interest rate here. I’m sorry if I missed it somewhere when it was published. But do you any kind of anticipated interest costs that you expect?

A

Yes, so just if in terms of specifics around the financing, the terms, we’re working through that right now and again the financing will be available at the time of close and at that time we’ll give you a little bit more detail about the coupon rate, turn, et cetera et cetera.

Operator: Your next question comes from Patrick Newton from Stifel. Your line is open.

Q

Patrick Michael Newton

Analyst, Stifel, Nicolaus & Co., Inc.

Yeah. Good morning and congratulations Alan, Greg and Aaron. Thank you for taking my questions. I guess, the first one, so the synergies are clearly coming from combination of SG&A and COGS. Can you help us some understanding from a COGS perspective, the fab footprint that each that collectively Oclaro plus Lumentum has and remind us specifically on the numbers and types of fabs, if you could walk through gallium arsenide, indium phosphide, et cetera.

A

Yeah. So, I’ll talk to the Lumentum fabs, Greg can highlight the Oclaro fabs. Lumentum as you recall, maybe over the last couple of years consolidated our lithium-niobate fab into our main gallium arsenide, indium phosphide fab in San Jose. So, we have one fab that does all three material sets and then we also have a PLC fab in San Jose as well that really helps us with vertical integration. Greg, why don’t you talk about your fabs and then I’ll come back and talk about how I see that moving forward.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

A

Okay. Sure. So hey Patrick, as you know, we have indium phosphide fab for datacom in Japan where we do our high speed DMLs and AMLs. In the UK, we have our coherent indium phosphide fab; and in Italy, we have the lithium-niobate fab. I think the fab chip capabilities are again very complementary and there’s no overabundance of chip designers worldwide and together we have the strongest chip design team in the world.

A

Yeah. And I think that that’s a great point, Greg. I think that the capabilities that we have from a design standpoint are complementary. I will say that as you know Patrick we’ve got a 3D sensing ramp ahead of us and we need all the fab capability and capacity that we have to be able to take on both growth in our existing footprint but as well the, the ongoing edumeter 3D sensing ramp that’s right in front of us. So we’re pretty excited about adding this fab capability and capacity as well as the design capability that we’ll be able to shift some of our designers over to – to be able to tackle the, the, the really the huge pipeline of 3D sensing designs that we’ve got in, in front of us.

Q

Great and I appreciate the detail and I guess more so for Aaron and I guess maybe Alan if you want to touch on it as well, if you look at the long term model that you provided on slide 10, any color you can give around the, the timeframe to achieve that that long term target, any embedded expectations of 3D sensing mix or you know revenue mix in general embedded in that market. And then anything on pricing that is also embedded in that market and you know should we think that the Lumentum plus Oclaro combination has the potential to create a better pricing environment.

A

Thanks Patrick. In terms of the long term timing, so we’re thinking you know 10 to 12 quarters from a long term timing perspective to achieve these results. In terms of some of your other questions about pricing you know in terms of the way forward, you know this has been a very competitive environment but we’re not prepared to talk too much more about specifics in that regard primarily because we’re going to be going through the product portfolios on both sides over the next several months until we get to closing and doing some rationalization in, in terms of the synergies that we’ve highlighted of $60 million of run rate you know it’s going to come from a combination of different places and again looking through the product portfolio is rationalizing looking at our combined purchasing power that’s going to give us an opportunity to really go back and fine-tune our cost structure and our overall financial model.

Q

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Q

I think the only one you missed in there, get us not going to bunch, was just a mix of 3D sensing that’s embedded in that long-term model, anything you can provide there?

A

Yeah. So at this point in time we’re not going to comment specifically on that percentage, but as you can see from what we printed in the December quarter, 3D sensing did become a sizable amount. And as we go forward you know we look at the combined business to have a more balanced mixed profile with the Oclaro telecom transmission becoming a part of our revenue, so you can see that the 3D sensing will balance out a little bit, but it’s still going to be significant ...

Q

Patrick Michael Newton

Analyst, Stifel, Nicolaus & Co., Inc.

Great.

A

... as part of our ...

Q

Patrick Michael Newton

Analyst, Stifel, Nicolaus & Co., Inc.

Thank you for taking my questions. Good luck. Congratulations.

A

Thank you. Thank you, Patrick.

A

Thanks, Patrick.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Operator: Your next question comes from Troy Jensen from Piper. Your line is open.

Q

Troy D. Jensen

Analyst, Piper Jaffray & Co.

Yeah. First of all congrats on – well, it looks to be a great transaction, gentlemen.

A

Thanks, Troy.

Q

Troy D. Jensen

Analyst, Piper Jaffray & Co.

Hey. So quick, I was curious that there’s a clause in the contract that suggest the companies will divest optical products with collective revenues of up to $66 million in fiscal 2017? Is that true? Can you just kind of touch on that, I’d imagine you had several products that combine for more than $66 million in revenues.

A

I’d say that’s you know we want to get this transaction completed and the focus on clearing any regulatory hurdles is really what we’re focused on. And I think you know we’re not going to comment on the aspects of what specifically drove that number, but I’d say that we’re pretty excited about the combination and how we put the two companies together.

Q

Troy D. Jensen

Analyst, Piper Jaffray & Co.

All right. I’d agree. Hello, just a last question from me, just curious you know Greg is going to have in the long¬term relative to combined company?

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

A

Well, I mean, we both are going to continue to run our companies independently and Greg is going to be instrumental in helping with the transition to a single company. So I think we’re working through that, but I’m going to count on Greg a lot over the next quarters and years.

A

Yeah. And Troy, just you know this is something Alan and I’ve talked about and committed to making this a real success.

Q

Troy D. Jensen

Analyst, Piper Jaffray & Co.

Perfect. All right, guys. Congrats again.

A

Thanks, Troy.

Operator: Your next question comes from Meta Marshall from Morgan Stanley. Your line is open.

Q

Meta A. Marshall

Analyst, Morgan Stanley & Co. LLC

Let me echo all and congratulations. I just wanted to ask you guys have been talk a lot about kind of the datacom size of the portfolio and just your perspective on is the synergies kind of on that side of the business and would you plan on just focusing more on the 3D and telecom portion and focusing less on datacom going forward, given the opportunities in the first two markets? Thanks.

A

Yeah. Well, on the datacom business, what was attractive as we looked at Oclaro was their capability for both DMLs and EMLs and what they’ve accomplished so far already on chip sale, so that was of a – of interest to us and I think they’ve done a fantastic job of technology development around that. I think from my perspective, we both have very, very capable chip designers. Their

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

combination will allow us to move some of those chip designers frankly to 3D sensing, where we’ve got a very large pipeline of product designs that we’re trying to bring to market. So, I think from that perspective, the datacom market is attractive and growing. And you know adding DMLs to our portfolio is a big deal for us. I don’t know Greg, do you have any comments?

A

Yeah. Meta the other thing I would probably add to that is that as you’re well aware with the web scale players making this market move at a faster pace and the technology shifts happening, the ability to take on 400-gig PAM-4, how do you deal with beyond 400-gig OSFP, QSFP packaging; all of these variants with the scale, we now have in R&D. I think that we can be much, much better in terms of supporting broader platforms across our customers, because right now, I’m guessing that Alan’s spread thin and I know the Oclaro Datacom team has been spread thin.

Q

Great. Thanks guys. Congrats.

Operator: Your next question comes from Tejas Venkatesh from UBS. Your line is open.

Q

Tejas Venkatesh

Analyst, UBS Securities LLC

Thanks for taking my question. Oclaro was more vertically integrated than Lumentum and is and has workforces in some of our remote places. So I was just wondering how much of a factor that was as you talked about demand in – of the two companies.

A

Yeah. I mean I think the hybrid model of manufacturing is – was very attractive to us and we’ve undertaken some of that ourselves. We have now – we’re in the midst of bringing up our Thailand facility and having vertical integration there I think, the Oclaro team has a very, very solid China manufacturing footprint. And you know I think we’re going to continue to grow both sides, both China as well as Thailand as well as continue to count on our CM partners. So I think going forward, having a combination of both contract manufacturers and vertical integration, where it makes sense is very important to us and the manufacturing capabilities that Oclaro has in China is fundamental to a lot of the go forward plans.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Q

Thank you.

Operator: Your next question comes from Paul Silverstein from Cowen. Your line is open.

Q

Thanks guys. I apologize if it says in the press but was there a breakup fee. And can you discuss the history of the deal, how long you’ve been talking and I know we’re going to assume the proxy eventually but Greg can you tell us whether you can go to the full auction process or is this just a privately negotiated new Lumentum you know for any other avenues?

A

So Paul, I think that what’s typical in these deals in the prospectus that will come out it will outline what Oclaro undertook. We exercised our fiduciary responsibilities and definitely concluded that this was a great deal for the industry, for our shareholders and for our employees and customers. So we did what we – what was best for the company and did everything in a very responsible way.

Q

I think these are breakup fee.

A

I think that the terms of the deal are in the merger agreement that we filed and it’s a customary type of agreement.

Operator: [Operator Instructions] Your next question comes from Joseph Wolf from Barclays. Your line is open.

Q

Try to pull out those were my questions asked by Paul. Thank you.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Operator: [Operator Instructions] <<[05FVQD-E Alan S. Lowe]>>

Sharon, I think we’re good.

Operator: At this time, I will turn the call over to the presenters for closing remark.

Alan S. Lowe

President, Chief Executive Officer & Director, Lumentum Holdings Inc.

Thank you, Sharon. The Lumentum team is in San Diego, California this week at the OFC Trade Show. We will be hosting an analyst and investor session tomorrow, Tuesday, March 13th at 2:00 p.m. Pacific Time. This session will be webcast and you’ll find more details on this event in a press release to be issued shortly and on our Investor Relations website later today. Note this session replaces two other sessions that were originally planned for 11:00 a.m. and 1:00 p.m. tomorrow.

This concludes our call for today. We would like to thank everyone for attending and we look forward to talking with you again in the future.

Operator: This concludes today’s conference call. You may now disconnect.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Disclaimer

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Lumentum’s and/or Oclaro’s expectations, strategy, plans or intentions. Lumentum’s and Oclaro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the transaction does not close, due to the failure of one or more conditions to closing or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental or Oclaro stockholder approvals of the merger (including U.S. or China antitrust approvals) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships.

The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in Lumentum’s and Oclaro’s filings with the Securities and Exchange Commission (“SEC”), including Lumentum’s Annual Report on Form 10-K for the year ended July 1, 2017, Lumentum’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2017, Oclaro’s Annual Report on Form 10-K for the year ended July 1, 2017, Oclaro’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2017, and those discussed under the caption “Risk Factors” in the S-4 to be filed by Lumentum with the SEC at a future date in connection with this transaction and in the documents which are incorporated by reference therein. The forward-looking statements in this press release are based on information available to Lumentum and Oclaro as of the date hereof, and each of Lumentum and Oclaro disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. and Oclaro, Inc. In connection with the proposed transaction, Lumentum will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Oclaro and that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of Oclaro.

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Lumentum Holdings, Inc. (LITE) Acquisition of Oclaro, Inc by Lumentum Holdings Inc Call	Raw Transcript
12-Mar-2018

LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the SEC by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131.

Participants in the Merger Solicitation

Each of Lumentum Holdings Inc., Oclaro, Inc. and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Oclaro stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 19, 2017. Additional information regarding Oclaro’s executive officers and directors is included in Oclaro’s definitive proxy statement, which was filed with the SEC on September 27, 2017. You can obtain free copies of these documents using the information in the paragraph immediately above.

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